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                             September 27, 2022

       Ira Birns
       Executive Vice President and Chief Financial Officer
       World Fuel Services Corporation
       9800 N.W. 41st Street
       Miami FL 33178

                                                        Re: World Fuel Services
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 25,
2022
                                                            File No. 001-09533

       Dear Mr. Birns:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31 2021

       Management   s Discussion and Analysis of Financial Condition and
Results of Operations
       Reportable Segments
       Results of Operations, page 24

   1. Please revise your discussion to describe and quantify how inflation has affected your costs and margins,
explaining the relative effect of each. Refer to Item 303 of Regulation
                                                        S-K and Section III.B.4
of Release No. 33-8350 for guidance.
       Liquidity and Capital Resources
       Cash Flows
       Operating Activities, page 29

   2. Your analysis of changes in operating cash flows references working capital, operating results, and higher
fuel prices. Note that references to working capital and operating
 Ira Birns
World Fuel Services Corporation
September 27, 2022
Page 2
         results may not provide a sufficient basis to understand how operating cash actually was affected between periods. Your analysis should discuss factors that actually affected operating cash and reasons underlying these factors. Refer to the introductory paragraph of section IV.B and paragraph B.1 of Release No. 33-8350 for guidance, and section
         501.04 of the staff   s Codification of Financial Reporting Releases
regarding quantification
         of variance factors. Please revise your disclosure as appropriate.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Patrick Kuhn at (202) 551-3308 or Amy Geddes at (202) 551-3304 with any questions.



FirstName LastNameIra Birns                                   Sincerely,
Comapany NameWorld Fuel Services Corporation
                                                              Division of
Corporation Finance
September 27, 2022 Page 2                                     Office of Trade &
Services
FirstName LastName